金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

GOLD PEAK

29 June 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement – 2006/2007 Final results announcement of the Company	14 June 2007
Announcement – Clarification announcement of the Company	15 June 2007

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

dlw 7/3

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

2006/2007 FINAL RESULTS ANNOUNCEMENT

- Turnover for all divisions: HK$6,319.9 million, down 13%
- Consolidated turnover: HK$1,902.6 million, down 5%
- Profit attributable to shareholders: HK$115.1 million, up 87%
- Earnings per share: 20.95 Hong Kong cents, up 87%
- Proposed final dividend per share: 3.0 Hong Kong cents (2005/06: 3.0 Hong Kong cents)

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2007.

BUSINESS REVIEW

GP Industries *(69.3% owned by Gold Peak)*

During the year, sales decreased by 4%. Profit from operations decreased by 7% mainly due to lower gross profit attributed to lower revenue and higher cost. A net exceptional gain of S$9.9 million was recorded, mainly from divestments and privatization of CIH Limited ("CIHL"). Contribution from associates increased significantly mainly resulting from the higher operating profit reported by Linkz Industries Limited (formerly known as LTK Industries Limited) and GP Industries' share of exceptional gain from the disposal of Linkz' electronic cable business unit.

1. *Electronics Division*
   - **Electronics & components** – Sales and operating profit before interest and taxation of the electronics and components business decreased by 5% and 36% respectively. Sales of professional electronics products increased mainly due to the introduction of new products while sales of other consumer electronic products decreased. High component prices and appreciation of the Chinese Renminbi led to reduced operating margin. Contribution from components associated companies also decreased.
   - **Wire harness & cables** – Sales from the wire harness business decreased by 22% and operating profit before interest and taxation decreased by 23% after GP Industries' disposal of a wire harness subsidiary. Linkz, the associated company in cable business, continued its outstanding performance with revenue and profit contribution grew by more than 50% and 60% respectively. As a result, profit before interest and taxation excluding exceptional items from the wire harness and cable business improved by 28%.
   - **Acoustics** – Sales increased by 22%, mainly due to improved distribution and introduction of new products that were well received in Europe and the US. Losses before interest and taxation and excluding exceptional items were reduced to S$0.2 million
   - **Light fittings** – Sales from the light fittings business improved, and losses before interest and taxation including exceptional items reduced by 27%. Efficiency improvements and cost control measures were offset by keen competition.

2. *GP Batteries (49.2% owned by GP Industries)*
   - GP Batteries' turnover and profit after tax attributable to shareholders declined by 7.5% and 10.8% respectively.
   - Turnover for most of the products remained steady except for Nickel Metal Hydride and Lithium Ion rechargeable batteries. Sales of primary cylindrical batteries increased.
   - Gross profit margin decreased due to the surge in raw material prices especially those of Nickel and Zinc, but the impact was mitigated by the forward hedging policy. The persistently record high Nickel prices had triggered a significant market consolidation. Many competitors had either scaled down production or exited from the industry entirely, and this has made further price increases possible.
   - The initial launch to selective markets of the GP ReCyko+ batteries, a new breed of rechargeable batteries with low self-discharge rate, has received encouraging response. Blending the strengths of both alkaline and rechargeable batteries, GP ReCyko+ brings to consumers greater convenience as well as higher environmental and economic values.

Technology & Strategic Division

Lighthouse Technologies Limited, 30.5% owned by Gold Peak and 19.3% owned by GP Industries, performed well and achieved growth in both revenue and profit, mainly due to increase in market share in the fast growing signage business. Improved product reliability also resulted in stronger customer confidence that generated higher sales

PROSPECTS

The high raw material prices will continue to affect some of the Group's businesses. Appreciation of the Renminbi will increase the Group's operating costs in China. However, the Group will continue to invest into new product development, intensify cost improvement activities and strengthen its sales and distribution capabilities.

The general business outlook for GP Batteries remains challenging. GP Batteries will continue its prudent forward hedging policy on Nickel and to take advantage of the industry-wide market consolidation to capture more market share. It also expects there will be further industry-wide price increases and margins will improve slowly.

From April 2007 to June 2007, the Group disposed of all its marketable securities in TCL Corporation in the open market. In 2008, the Group also expects to receive the retention monies from CIHL's disposal of its electrical wiring devices and installation system business in 2003. Receipt of these proceeds will further enhance the Group's financial position and to provide resources to fund the Group's expansion. The Group will continue to look for new investment opportunities that will enhance the Group's core businesses

CONSOLIDATED INCOME STATEMENT

	Notes	For year ended March 31, 2007 HK$'000	2006 HK$'000
Turnover	2	1,902,627	2,002,303
Cost of sales		(1,500,764)	(1,583,485)
Gross profit		401,863	418,818
Other income		201,845	191,848
Selling and distribution expenses		(187,815)	(187,392)
Administrative expenses		(304,289)	(293,091)
Net investment (loss) gain	3	(68,906)	186
Finance costs		(149,559)	(122,826)
Share of results of associates		324,686	110,028
Share of results of jointly controlled entities		–	(26,176)
Loss on deemed partial disposal of a subsidiary		(26,031)	(784)
Loss on disposal of a subsidiary		(2,833)	–
Gain on deemed disposal of a subsidiary		–	7,583
Gain (Loss) on partial disposal/disposal of associates		36,667	(145)
Profit before taxation	4	225,628	98,049
Taxation	5	(24,268)	(25,487)
Profit for the year		201,360	72,562
Attributable to:			
Equity shareholders of the Company		115,063	61,672
Minority interests		86,297	10,890
		201,360	72,562
Dividends			
Interim		16,479	16,479
Final		16,479	16,479
		32,958	32,958
Earnings per share (cents)	6		
Basic		20.95	11.23
Diluted		20.92	11.14

CONSOLIDATED BALANCE SHEET

	Notes	As at March 31, 2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties		131,990	105,700
Property, plant and equipment		272,792	305,558
Prepaid lease payments		37,107	37,820
Interests in associates		1,726,423	1,408,147
Unlisted equity investment		218,694	197,336
Available-for-sale investments		379,323	367,554
Trademarks		43,919	48,102
Long term receivables		330,153	614,658
Deferred expenditure		35,004	38,802
Goodwill		53,669	35,142
Deferred taxation assets		12,391	15,234
		3,241,465	3,174,053
Current assets			
Inventories		253,246	277,228
Available-for-sale investments		192,091	–
Debtors, bills receivable and prepayments	7	1,139,892	976,220
Prepaid lease payments		951	951
Dividends receivable		7,795	3,947
Taxation recoverable		402	892
Derivative financial instruments		–	21,344
Bank balances, deposits and cash		488,456	791,476
		2,082,833	2,072,058
Current liabilities			
Creditors and accrued charges	8	447,311	656,301
Obligations under finance leases		1,675	3,487
Taxation payable		30,526	17,616
Bank loans, overdrafts and import loans		1,437,211	1,018,967
Derivative financial instruments		5,471	2,451
		1,922,194	1,698,822
Net current assets		160,639	373,236
Total assets less current liabilities		3,402,104	3,547,289
Non-current liabilities			
Borrowings		1,173,274	1,577,438
Deferred taxation liabilities		16,188	10,980
		1,189,462	1,588,418
Net assets		2,212,642	1,958,871
Capital and reserves			
Share capital		274,643	274,643
Reserves		1,152,217	905,757
Equity attributable to shareholders of the Company		1,426,860	1,180,400
Share option reserve of listed subsidiary		4,654	4,654
Minority interests		781,128	773,817
Total equity		2,212,642	1,958,871

Notes:

1. **Significant Accounting Policies**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), that are effective for accounting periods beginning on or after December 1, 2005, January 1, 2006 or March 1, 2006. The application of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not yet early applied the new standards, amendment or interpretations that have been issued but that are not yet effective. The directors of the Company anticipate that the application of these new standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

The financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values.

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

2. **Segmental Information**

(i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2007	Technology and Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover					
External sales	–	1,902,627	–	–	1,902,627
Results					
Segment results	33,328	(10,060)	–	–	23,268
Interest income and dividend income					
– segment	18,001	85,176	–	–	103,177
– corporate					15,406
Unallocated corporate expenses					(54,722)
Other corporate income					34,483
Net investment loss					(68,906)
Finance costs					
– segment	(4)	(79,738)	–	–	(79,742)
– corporate					(69,017)
Share of results of associates	4,311	290,815	29,560	–	324,686
Loss on deemed partial disposal of a subsidiary					(16,031)
Loss on disposal of a subsidiary					(2,833)
Gain on partial disposal/disposal of associates					36,667
Profit before taxation					225,628
Taxation					(24,268)
Profit for the year					201,360

For the year ended March 31, 2006	Technology and Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	137,796	1,827,463	–	37,044	–	2,002,303
Results						
Segment results	18,652	50,222	–	(19,441)	–	49,433
Interest income and dividend income						
– segment	18,451	9,346	–	58,734	–	86,531
– corporate						12,304
Unallocated corporate expenses						(58,446)
Other corporate income						40,179
Net investment gain						186
Finance costs						
– segment	(3,423)	(53,936)	–	(5,687)	–	(63,046)
– corporate						(59,700)
Share of results of associates	3,338	75,891	31,174	(367)	–	110,028
Share of results of jointly controlled entities	–	–	–	(26,176)	–	(26,176)
Loss on deemed partial disposal of subsidiaries						(734)
Gain on deemed disposal of subsidiaries						7,581
Loss on deemed disposal of associates						(445)
Profit before taxation						98,049
Taxation						(25,487)
Profit for the year						72,562

During the year ended March 31, 2006, the Group disposed of its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"), a jointly controlled entity of the Group. CAHL was engaged in the development, manufacture and distribution of electrical installation products which was reported as one of the primary business segments of the Group as Electrical. Following the disposal of CAHL, the revenue, results and assets remaining in the Electrical segment is insignificant and is grouped into Electronics segment of the Group for the year ended March 31, 2007.

(ii) *Secondary segment information for the Group based on geographical segments*

	Turnover For the year ended March 31, 2007 *HK$'000*	2006 *HK$'000*
The People's Republic of China		
– Hong Kong	102,992	95,640
– Mainland China	135,466	238,444
Other Asian countries	588,769	595,752
Europe	462,155	498,795
North & South America	551,283	504,176
Australia & New Zealand	50,932	58,377
Others	11,028	11,075
	1,902,627	2,002,303

3. **Net investment (loss) gain**

	For the year ended March 31, 2007 *HK$'000*	2006 *HK$'000*
(Loss) Gain on disposal of available for sale investments	(9,298)	186
Impairment loss of an investment and its related shareholders' loan	(59,608)	–
	(68,906)	186

4. **Profit before taxation**

	For the year ended March 31, 2007 *HK$'000*	2006 *HK$'000*
Profit before taxation has been arrived at after charging		
Amortisation of deferred expenditure	3,880	11,905
Amortisation of trademarks	4,183	4,182
Depreciation and amortisation on		
Owned assets	43,485	65,926
Assets held under finance leases	991	1,396
Gain on disposal of an investment property	–	350

5. **Taxation**

	For the year ended March 31, 2007 *HK$'000*	2006 *HK$'000*
The Company and its subsidiaries		
Hong Kong Profits Tax	3,417	4,390
Taxation in jurisdictions other than Hong Kong	12,900	23,532
Deferred taxation	7,951	(2,435)
	24,268	25,487

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

6. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the ordinary equity shareholders of the Company is computed based on the following data.

	For the year ended March 31, 2007 *HK$'000*	2006 *HK$'000*
Earnings		
Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	115,063	61,672
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(153)	(467)
Earnings for the purpose of diluted earnings per share	114,910	61,205
	'000	'000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	549,285	548,961
Effect of dilutive potential shares on share options	–	645
Weighted average number of shares for the purpose of diluted earnings per share	549,285	549,606

7. **Debtors, bills receivable and prepayments**

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aging analysis of debtors and bills receivable at the reporting date:

	As at March 31, 2007 *HK$'000*	2006 *HK$'000*
0-60 Days	179,192	190,084
61-90 Days	8,464	4,822
>90 Days	42,733	94,391
	230,389	289,297
Other receivables, deposits and prepayments	522,744	686,923
Consideration receivable for the disposal of the Group's electrical business in Australia	386,759	–
	1,139,892	976,220

8. **Creditors and accrued charges**

The following is an aging analysis of creditors at the reporting date.

	As at March 31, 2007 *HK$'000*	2006 *HK$'000*
0-60 Days	127,533	208,807
61-90 Days	10,390	34,429
>90 Days	33,781	46,821
	171,704	290,057
Other payables and accrued charges	275,607	366,244
	447,311	656,301

SUMMARY OF RESULTS

The Group's turnover for the year ended March 31, 2007 amounted to HK$1,903 million, decreased by 5.0% over the previous year. During the year, the Group recorded a net exceptional gain of HK$202.4 million upon Linkz' disposal of electronic cable business which was included in the share of results of associates. The Group's share of this exceptional gain after minority interests was HK$140.4 million. The Group also registered another net exceptional gain of HK$35.2 million upon disposal of its wire harness business. The gain was reported under gain/loss on disposal of a subsidiary/associates. The consolidated profit attributable to shareholders was HK$115.1 million, increased by 86.6% when compared with the consolidated net profit of HK$61.7 million for the previous year. Basic earnings per share for the year amounted to 20.95 cents as compared to 11.23 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased by HK$315 million to HK$2,124 million. As at March 31, 2007, the aggregate of the Group's shareholders' funds and minority interests was HK$2,213 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 0.96 (March 31, 2006: 0.93). The gearing ratios of the Company, *GP Industries and GP Batteries* were 0.76 (March 31, 2006: 0.97), 0.51 (March 31, 2006: 0.35) and 0.71 (March 31, 2006: 0.75) respectively.

At March 31, 2007, 55% (March 31, 2006: 39%) of the Group's bank borrowings was revolving or repayable within one year whereas 45% (March 31, 2006: 61%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 8%, 41% and 48% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. During the year, GP Batteries entered into forward commodity contracts to hedge against the surge in raw material prices. In April 2007, the Company arranged a syndicated loan of HK$300 million for general working capital.

DIVIDENDS

An interim dividend of 3.0 cents (2006: 3.0 cents) per share was paid in December 2006.

The Board will propose at the forthcoming Annual General Meeting the payment of a final dividend of 3.0 cents (2006: final dividend of 3.0 cents) per share to shareholders on the Register of Shareholders of the Company on September 7, 2007, making a total dividend of 6.0 cents (2006: 6.0 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend will be paid on September 21, 2007.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 7, 2007.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 4, 2007 to September 7, 2007, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on September 4, 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year, except for the following deviations.

Code Provision A.2.1 stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr Victor LO Chung Wing is currently the Chairman & Chief Executive of the Company. The Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each run by a different board of directors.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointments will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code on Corporate Governance Practices.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors and one non-executive director of the Company. The final results for the year ended March 31, 2007 have been reviewed by the Company's audit committee.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 14, 2007

www.goldpeak.com

Exemption#82-3604

The Standard June 18, 2007

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement in relation to final results for the year ended March 31, 2007 of Gold Peak Industries (Holdings) Limited (the "Company") dated June 14, 2007 (the "Announcement").

CLARIFICATION

It was noted that the latest time for lodging the share transfers for entitlement of the proposed final dividend had been inadvertently stated as "4:00 p.m. on September 4, 2007" in the Announcement.

The Company wishes to clarify that the Register of Shareholders of the Company will be closed from September 4, 2007 to September 7, 2007, both days inclusive, during which period no transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Companys Registrars, Abacus Share Registrars Limited at 26th Floor, Tesbury Centre, 28 Queens Road East, Wanchai, Hong Kong not later than **4:00 p.m. on September 3, 2007**.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 15, 2007

www.goldpeak.com

END